UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on contracting for block BM-C-33

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Rio de Janeiro, May 10, 2023 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 05/08/2023, informs that Equinor, on behalf of the consortium formed to develop block BM-C-33, has signed the contracts with MODEC Inc. for the supply of the production platform and TechnipFMC for the Submarine Systems.

The platform to be built is of the FPSO (floating, production, storage and offloading unit) type and has the capacity to produce approximately 126 thousand bpd and 16 million m3/day of gas. Delivery of the FPSO is scheduled for 2027, and it will use combined cycle technology, contributing to reduce CO2 emissions. Considering the Company's consolidated portfolio of assets and projects, no impacts are expected on its disclosed oil and natural gas production targets.

In the submarine systems contract, implemented under the EPCI (Engineering, Procurement, Construction and Installation) modality, TechnipFMC will be responsible for the delivery and installation of the project's collection and production equipment.

The partnership for the development of this concession is composed of Equinor (35% - operator of the Block), Repsol Sinopec Brasil (35%), and Petrobras (30%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer